UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________________________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING
__________________________________________________________________________

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Digital Media Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

4800 140th Avenue N., Suite 101
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33762
City, State and Zip Code

 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Media Solutions, Inc. (the “Company” or "DMS") is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2023 (the “2023 Annual Report”).

The Company is unable to file the 2023 Annual Report within the prescribed time period without unreasonable effort or expense primarily because the Company requires additional time to complete the Company’s financial statements and other disclosures in the 2023 Annual Report. The Company expects to file its 2023 Annual Report within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

The Company previously reported in its Form 10-Q for the third quarter of the fiscal year ended December 31, 2023 that during the nine month period ended September 30, 2023 impairment of goodwill was $33.8 million and impairment of intangible assets was $7.8 million. The Company determined that the recent economic downturn and inflation, along with the Company’s revenue reduction and decreased stock market price continued to be indicators of impairment under ASC 360-10, Impairment and Disposal of Long-Lived Assets for certain asset groups during the fourth quarter of the fiscal year ended December 31, 2023. In connection with its fiscal year 2023 audit, the Company has engaged third party specialists to perform quantitative goodwill and intangible assets impairment studies. In addition, the Company has undertaken certain other accounting processes and procedures, including the finalization of the Company’s Protect Health Insurance Agency (U65 Health Agency) revenue recognition policy. The Company expects to recognize further impairments in goodwill and intangible assets for the fourth quarter of the fiscal year 2023 that will significantly increase the net loss of the Company in fiscal year 2023 compared to the prior fiscal year.

As previously disclosed in Company’s filings, the Company has identified material weaknesses in its internal control over financial reporting. The Company is assessing a potential material weakness relating to goodwill impairment. Management is actively engaged in taking steps necessary to remediate any control deficiencies that could constitute a material weakness.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vanessa Guzmán-Clark, Chief Financial Officer	(877)	236 - 8632
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

The Company anticipates that its Form 10-K for the fiscal year ended December 31, 2023 will contain results of operations that reflect significant changes from the fiscal year ended December 31, 2022. The Company expects that (1) its net revenue for fiscal 2023 will be materially lower compared to the prior fiscal year, primarily as a result of decreased net revenue for its Marketplace segment; (2) its cost of revenue (exclusive of depreciation and amortization) for fiscal 2023 will be materially lower compared to the prior fiscal year, primarily due to the impact of macro inflationary pressures within the insurance industry, which continue to lead to key customers constraining their advertising spend and a corresponding decrease in company revenue; and (3) it will recognize significant impairments in goodwill and intangible assets for fiscal year 2023 that will significantly increase the net loss of the Company in fiscal year 2023 compared to the prior fiscal year. The Company cannot further reasonably estimate the significant changes to its results of operations to be reported in the Form 10-K until the Company completes its consolidated financial statements and such statements are reviewed by the Company’s independent auditor.

Caution Regarding Forward-Looking Statements
Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the Company's ability to file the 2023 Annual Report within the time period prescribed by Rule 12b-25 and the Company's expectations regarding its financial results for the fiscal year ended December 31, 2023. Many factors could cause actual future events to differ materially from the forward-looking statements, including risks and uncertainties set forth in the section entitled “Risk Factors” in the Company's Annual Report for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2023, as amended on April 5, 2023 and as further amended on May 1, 2023 and in its subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. These forward-looking statements are based on management's expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Digital Media Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2024	By:	/s/ Vanessa Guzmán-Clark
	Name:	Vanessa Guzmán-Clark
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).